INVESTMENT MANAGERS SERIES TRUST
235 West Galena Street
Milwaukee, Wisconsin  53212

March 9, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) File No. 333-122901
on behalf of the State Street/Ramius Managed Futures Strategy Fund (the “Fund”)

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the proxy materials included in the amended Preliminary Schedule 14A (the “Amended Proxy Statement”) of State Street/Ramius Managed Futures Strategy Fund, a series of Investment Managers Series Trust, and corresponding response letter (the “Initial Response”) filed with the SEC on February 24, 2015, as provided orally to the undersigned on February 6, 2015.  The Staff’s comments and our responses are discussed below.

1.	In comment 2 in the Initial Response the Registrant was asked to make the following statement more definitive: “Ramius expects that the aggregate annual asset-based fee rate paid indirectly by the Fund (through the Trading Entities) to the Trading Advisors will decrease in connection with the proposed appointment of PGR and QMS as Trading Advisors.” In response the Registrant modified the statement as follows: “The aggregate annual asset-based fee rate paid indirectly by the Fund (through the Trading Entities) to the Trading Advisors will decrease in connection with the proposed appointment of PGR and QMS as Trading Advisors.” Please disclose the amount by which the fees will decrease in this connection.

Response:  If approved by Fund shareholders, PGR and QMS will be added to the five Trading Advisors currently providing services to the Fund.  The Registrant does not believe it is possible to calculate the amount by which the aggregate annual asset-based fee rate will decrease, as such amount would depend on the amount of the assets allocated to PGR and QMS and would vary as the relative allocations among the Trading Advisors vary.

2.	Item 22(c)(9)(i)-(iii) of Schedule 14A requires the following disclosure if a change in the advisory agreement fee is sought:

(i) The aggregate amount of the investment adviser’s fee during the last year;
(ii) The amount that the adviser would have received had the proposed fee been in effect; and
(iii) The difference between the aggregate amounts stated in response to paragraphs (i) and (ii) this item (c)(9) as a percentage of the amount stated in response to paragraph (i) of this item (c)(9).

The Staff notes that the Instruction to Item 22(c) calls for information to be furnished with respect to a prospective investment adviser to the extent applicable.  Please disclose the aggregate fees paid to the Trading Advisors last year, what the aggregate fee would have been if the proposed Trading Advisors had been Trading Advisors of the Fund, and the difference between these two amounts.

Response:  The Registrant does not believe it is possible to calculate the fees that the proposed Trading Advisors would have received if they had been Trading Advisors of the Fund last year, as the allocations of assets among the Trading Advisors would have varied based on various factors including trading, market appreciation and re-allocation of assets by Ramius among the Trading Advisors.  The Registrant therefore has not added the requested disclosure. The Registrant continues to believe that Item 22(c)(9) applies to an existing investment adviser rather than prospective investment advisers.

3.	Item 22(c)(1)(ii) and (iii) of Schedule 14A requires the disclosure of the rate of compensation of an investment adviser and the aggregate amount of the investment adviser’s fee during the last fiscal year of the fund. In the Amended Proxy Statement the Registrant added the following statement: “For the year ended December 31, 2014, the management fee and performance fee, if any, paid to each Trading Advisor by its Trading Entity was equal to or less than 2% of the Trading Entity’s trading level and 20% of the Trading Entity’s net new trading profits (realized and unrealized), respectively.” This is not a precise description of the fee paid to each Trading Advisor. Please add a precise description of the fee paid to each Trading Advisor based on the respective trading advisory agreement. Further, the Staff notes that the term “trading level” used in the above-referenced statement is unclear and should be clarified based on the fee provisions of the trading advisory agreements.

Response:  The Advisor has negotiated management fees and performance fees with the various Trading Advisors that in many cases are more favorable for the Fund and lower than the standard fees charged by the Trading Advisors to their other clients.  The Advisor believes that the Fund’s existing Trading Advisors are unlikely to continue offering these favorable rates to the Fund if the fees are required to be publicly disclosed, which would likely result either in the Fund requesting that its shareholders approve increases in the Trading Advisors’ trading advisory fees or   termination by the Trading Advisors of their trading advisory agreements with their respective Trading Entities.  In addition, potential future Trading Advisors would likely be reluctant to charge favorable rates with respect to the Fund since the negotiated fees are published and disclosed to other prospective and existing customers.  The Fund and the Advisor therefore propose to amend the trading advisory agreement between each Trading Advisor and its Trading Entity to provide that the Trading Advisor will receive compensation in the amount of the Trading Advisor’s standard fee rate or such other lower rate as may be negotiated with the Advisor from time to time, and that the Trading Advisor and its Trading Entity  simultaneously enter into a side letter agreement pursuant to which the Trading Advisor agrees to accept compensation at lower negotiated rates.  The Fund and the Advisor propose to disclose to shareholders the upper limit of the fee rates charged by each Trading Advisor with respect to the Fund, and the actual aggregate dollar amount paid to each Trading Advisor in the Fund’s last fiscal year, but would not disclose any lower negotiated fee rates set forth in the side letters. As a result, shareholders would be aware of the Fund’s total expense ratio, the aggregate fees paid to each Trading Advisor, and the maximum fee rates that may be paid to each Trading Advisor.

The Fund and the Advisor strongly believe the proposed approach will benefit shareholders of the Fund because it will improve the Advisor’s ability to negotiate the fees paid to Trading Advisors and will encourage Trading Advisors to negotiate lower fees with the Advisor with respect to the Fund if the lower fees are not required to be made public.  As the Commission staff has often recognized in similar manager-of-manager situations, the Advisor operates the Fund using one or more Trading Advisors in a manner substantially different from that of conventional investment companies.  By investing in the Fund, shareholders hire the Advisor and SSgA Funds Management, Inc. (“SSgA FM”) as sub-advisor to manage the Fund’s assets in conjunction with using its trading advisor selection and monitoring process. The Advisor, under the overall supervision of the Board, takes ultimate responsibility for overseeing the Trading Advisors and recommending their hiring, termination and replacement to the Board.  In return for their services, the Advisor receives fees from the Fund and SSgA FM receives fees from the Advisor, all of which are fully disclosed to shareholders.  In this context, disclosure of the specific fees that a Trading Entity pays to its Trading Advisor does not serve any meaningful purpose since investors pay the Advisor and the Advisor pays SSgA FM to monitor each Trading Advisor.  Indeed, disclosure of individual Trading Advisor fees would be the functional equivalent of requiring single advisor investment companies to disclose the salaries of individual portfolio managers employed by that advisor.

If the Staff does not object to the proposed approach, the Fund and the Advisor would ask the Trust’s Board of Trustees to approve the amendment to the trading advisory agreement and the corresponding side letter for each of PGR and QMS prior to filing the definitive Proxy Statement to seek shareholder approval of their proposed trading advisory agreements.  The Registrant notes that the shareholders of the Fund will be asked to vote on and approve the maximum fee that could be charged pursuant to each trading advisory agreement.  The Fund and the Advisor would also ask the Trust’s Board of Trustees to approve such amendments with respect to the Fund’s agreements with existing Trading Advisors; however, as such amendments would not affect the fees paid to existing Trading Advisors, they would not be material amendments that would require approval by the Fund’s shareholders.

The Registrant proposes to add the disclosure in bold below to the “Trading Advisors” section on pages 7 and 8 of the Proxy Statement:

Trading Advisors

Each Trading Advisor advises its respective Trading Entity pursuant to a trading agreement between the Trading Entity and the Trading Advisor. Pursuant to the terms of each Trading Entity’s respective trading agreement, each Trading Entity will pay its Trading Advisor a management fee based on the Trading Entity’s investment exposure (which Ramius expects will exceed the Trading Entity’s total assets, as described below) and may also pay its Trading Advisor a performance fee calculated as a percentage of the Trading Entity’s profits.

The Trading Entities use a form of leverage often referred to as “notional funding” - that is, the nominal trading level for a Trading Entity will exceed the cash deposited in its trading accounts. For example, if a Trading Entity’s Trading Advisor wants the Trading Entity to trade a $10,000,000 portfolio (the “nominal trading level”) the Trading Entity’s margin requirement may be $500,000. The Trading Entity can either deposit $10,000,000 to “fully fund” the account or deposit only a portion of the $10,000,000, provided that the amount deposited meets the account’s ongoing minimum margin requirements. The difference between the amount of cash deposited in the account and the nominal trading level of the account is referred to as notional funding. The use of notional funding (i.e., leverage) will increase the volatility of the Trading Entities. In addition, the leverage may make the Trading Entities subject to more frequent margin calls. However, additional funds to meet margin calls for a Trading Entity will be available only to the extent of that Trading Entity’s assets and may not be available from the Subsidiary or the Fund, or from any other Trading Entity.

Each Trading Entity’s management fees are based on the nominal trading level and not the value of the cash or other assets held in the trading account, which will cause the management fee rate, as a percentage of the value of the assets in its trading account, to exceed the stated rate.  For illustration purposes only, assume a Trading Entity has assets of $50 million, is notionally funded and uses a nominal trading level of $200 million.  Assume further that the Trading Entity pays its Trading Advisor an annual management fee of 1.5% of the nominal account size, or $3,000,000. While the management fee represents 1.5% of the nominal account size ($200 million), the management fee represents 6% of the value of the assets ($50 million) in the Trading Entity’s trading account.  Each Trading Entity may also pay its Trading Advisor a performance-based fee that will generally be calculated on a basis that includes realized and unrealized appreciation of the Trading Entity’s assets.  A Trading Advisor with positive performance may receive performance-based compensation from the Trading Entity even if the Fund’s overall returns are negative.  Further, because performance fees are frequently calculated on a quarterly or semi-annual basis (or, in some cases, upon a withdrawal of capital), it is possible that a Trading Advisor could earn a performance fee in a year in which its overall performance for the whole year was negative.

For the year ended December 31, 2014, each Trading Advisor’s standard management fee and performance fee (if any), and the aggregate fee paid to each Trading Advisor by its Trading Entity, is set forth below.  In each case, the Advisor may have negotiated a lower management fee and/or performance fee with the Trading Advisor.  With respect to each Trading Advisor, the management fee is calculated based on the average daily trading level, which is equal to the Trading Entity’s investment exposure (i.e., the dollar amount that the Trading Entity requests the Trading Advisor to trade on its behalf, which is equal to cash funding and notional funding), and the performance fee is based on any new trading profit, which includes realized and unrealized appreciation.

Trading Advisor	Trading Advisor Standard Fee Rate	Aggregate Fee Paid by Trading Entity to Trading Advisor for Year Ended 12/31/14
Aspect Capital Limited	[Management fee: 2.00%] [Performance fee: 20%]	$951,104
Fulcrum Asset Management Ltd and Fulcrum Asset Management LLP (as sub-advisor)	[Management fee: 1.50%] [Performance fee: 20%]	$288,173
IPM Informed Portfolio Management AB	[Management fee: 2.00%] [Performance fee: 20%]	$929,717
Lynx Asset Management AB	[Management fee: 1.00%] [Performance fee: 20%]	$2,044,138
Winton Capital Management Limited	[Management fee: 1.00%] [Performance fee: 20%]	$1,420,313

4.	Please file the trading advisory agreements for the new Trading Advisors with the fee information included. Also, please check paragraph 9 of the form trading advisory agreements, which appear to have information regarding performance fees redacted.

Response:  The Registrant refers to the response to Comment 3, above.  Attached are copies of the trading advisory agreements for the new Trading Advisors with the Trading Advisors’ standard fee information included, which copies will be attached as exhibits to the definitive proxy statement.

5.	Certain of the Fund’s Trading Advisors are not registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Staff views the Fund and the Trading Advisors as one fund for this purpose, and therefore views the Trading Advisors as investment advisers to the Fund that are required to be registered as investment advisers under the Advisers Act. The Staff refers to Section 2(a)(20)(A) of the Investment Company Act of 1940, as amended, which includes in the definition of investment adviser of an investment company any person who furnishes advice to the investment company with respect to purchasing or selling securities “or other property…”

Response:  The Registrant refers to the legal analysis filed by it as a correspondence on February 24, 2015, which analysis concludes that the Trading Advisors do not meet the definition of “investment advisers” under the Advisers Act and are not required to register under the Advisers Act in order to provide advice about commodities to the Fund’s subsidiaries.

*****

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Secretary
Investment Managers Series Trust